

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Melissa Leonard
General Counsel
Lordstown Motors Corp.
2300 Hallock Young Road
Lordstown, Ohio 44481

  **Re: Lordstown Motors Corp.**
   **Registration Statement on Form S-3**
   **Filed August 24, 2022**
   **File No. 333-267052**

Dear Ms. Leonard:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc:  Janet Spreen